Exhibit 99.1

Obsidian Energy Announces Filing of Resale Shelf Registration Statement for Administrative Purposes

CALGARY, August 5, 2024—OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announced that it has filed a resale shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2024, for administrative purposes related to the holdings of Stephen Loukas, the Company’s President and Chief Executive Officer and John Brydson, an independent member of the Board of Directors.

Notwithstanding that the Company’s common shares (“Common Shares”) are listed and traded on the NYSE American, some of the Common Shares held by Messrs. Loukas and Brydson have not previously been the subject of a registration statement with the SEC. As affiliates of the Company, without a registration statement, Messrs. Loukas and Brydson, both U.S. residents, face a number of administrative issues related to their holdings of the Common Shares, including being unable to deposit their Common Shares in any U.S. brokerage account in the ordinary course and having to retain physical share certificates.

The registration statement will permit Messrs. Loukas and Brydson to deposit their Common Shares in U.S. brokerage accounts and relates to the possible offer and sale, from time to time, by Messrs. Loukas and Brydson of up to 668,933 Common Shares.

The registration of the Common Shares does not necessarily mean that any of the Common Shares will be offered or sold by Messrs. Loukas and Brydson, each of which has advised the Company that the registration statement is being filed with a view to the administrative issues outlined above and that they have no present intention to sell the Common Shares being registered.

The Company is not registering any shares to sell for itself and will receive no proceeds from any sales of Common Shares by Messrs. Loukas and Brydson but will incur customary expenses in connection with the registration.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any such offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the preliminary prospectus included in the registration statement may be obtained from the Company at Suite 200, 207—9th Avenue S.W., Calgary, Alberta, Canada T2P 1K3, Attention: Vice President, Legal, General Counsel and Corporate Secretary.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information about any possible offer and sale of the Common Shares by Messrs. Loukas and Brydson.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By their nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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